EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE FOR APRIL 26, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

TELECOM

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

List of Directors and Syndics

14th Fiscal Year (January 1st to December 31st, 2002)

In compliance with the resolution passed by the General Ordinary and Extraordinary Meeting held on April 24, 2002, and by the Board of Directors meeting held on the same day, the Board of Directors and the Surveillance Committee of the Company that will be in office during the fourteenth fiscal year have been conformed as follows:

BOARD OF DIRECTORS

President: Mr. Juan Carlos Masjoan. Vice-Presidents: Mr. Christian Chauvin and Mr. Franco Bertone. Regular Directors: Mr. Jean-Pierre Achouche, Mr. Franco Livini, and Mr. Jorge Brea. Alternate Directors: Mr. Máximo Bomchil, Mr. Eric Bouvier, Mr. Luca Minzolini, Mr. Antonio Porro, Mr. Guillermo Brizuela, and Ms. Susana Malcorra.

SURVEILLANCE COMMITTEE

Regular Syndics: Mr. Enrique Garrido, Mr. Néstor José Belgrano, Mr. Gustavo A. de Jesús. Alternate Syndics: Ms. María Rosa Villegas Arévalo, Mr. Juan Martín Arocena, Mr. Javier Martín Petrantonio.

EXTERNAL AUDITORS

Henry Martin, Lisdero y Asociados.

TELECOM

<u>FREE TRANSLATION</u>
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TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

<u>Summary of the resolutions passed by the</u>
<u>General Ordinary and Extraordinary Meeting</u>
<u>held on April 24, 2002.</u>

10 shareholders attended the meeting, 4 on their own, and 6 by proxy, with an aggregate number of 721,415,455 shares entitling to an equal number of votes, and representing 73.286% of the capital and shares.

The resolutions passed upon considering each item of the Agenda are the following:

1°) <u>Appointment of two shareholders to approve and sign the minutes.</u>

The appointees were Ms. Maria Elvira Cosentino, representative of Nortel Inversora S.A., and Mr. Ramón Aguilera, representative of Morgan Guaranty Trust, as Depositary of the Company ADR's.

2°) <u>Consideration of the Preliminary Merger Agreement subscribed by Telecom Internet S.A. (as incorporating company that will be dissolved without liquidation), for one party, and for the other one, by the Company (as incorporating company), approved by the Board of Directors of the Company on February 27, 2002. Consideration of the basic Special Financial Statements of the Company as of November 30, 2001, and the Special Consolidated Financial Statements of Merger of the Company with the assets and liabilities of Telecom Internet S.A., drawn on the same date. Appointment of the persons empowered to subscribe the Final Merger Agreement and complementary documentation, and the persons empowered to take the proceedings related to the approval and registration of the merger.</u>

It was approved: a) the merger –ad referendum of the Meeting- within the terms of the Preliminary Merger Agreement approved by the Board of Directors of the Company at the meeting held on February 27, 2002; b) the Basic Special Financial Statements of the Company as of November 30, 2001; and c) the Special Consolidated Financial Statements of Merger of the Company with the assets and liabilities of Telecom Internet S.A., drawn on the same date.

The President, Mr. Juan Carlos Masjoan, and the Directors, Messrs. Christian Chauvin and Franco Bertone were empowered to, either of them and indistinctly, subscribe the Final Merger Agreement, and Ms. María Delia Carrera Sala, Ms. Andrea Viviana Cerdán, Ms. Graciela Lazzati, Mr. Pablo Aleman, Ms. María Beatriz Hayes, Ms. Mónica González Bonorino, Ms. Cecilia Isasi, and Ms. Dolores Reynal O'Connor were empowered to take the proceedings related to obtain the approval and registration of the merger approved by the Meeting.

3°) Amendment of articles 10, 13, and 17 of the Corporate Bylaws. Appointment of the persons in charge of taking the proceedings related to the approval and registration of the amendment.

The amendment of articles 10, 13, and 17 of the Corporate Bylaws was approved within the terms of the Board of Directors' draft which was published in the "Boletín de la Bolsa de Comercio de Buenos Aires", in the Company's web page, and in the internet page of the Comisión Nacional de Valores, noting that in article 10, the sentence "The Shareholders Meeting determines the Board of Directors fee" has to be included, that it makes part of the current text of the mentioned article, that it is not the reason of the amendment and that, due to a material mistake of transcription it was not included in the text of the article included in the draft.

Also, it was decided that the amendment of the Corporate Bylaw be made through a private document, and Ms. María Delia Carrera Sala, Ms. Andrea Viviana Cerdán, Ms. Graciela Lazzati, and Mr. Pablo Aleman were appointed to act on an individual and indistinct basis, to make all the administrative steps and proceedings necessary to obtain the approval and registration of the amendment of the approved Corporate Bylaw, with ample powers to that regard.

4°) Consideration of the documentation provided in article 234, subsection 1 of Law 19,550 and Regulations of the "Comisión Nacional de Valores", and the accounting documentation in English required by the CNV regulations and by the U.S. Securities & Exchange Commission, corresponding to the thirteenth fiscal year ended December 31, 2001.

The whole of the documentation submitted to the approval of the Shareholders was approved without any modifications, with the exception of the proposal stated in the Annual Report regarding the allocation of Unappropriated Retained Earnings, a subject specifically dealt with in another point of the Agenda.

5°) <u>Consideration of the Fiscal Year Results and the proposal of the Board of Directors related to allocation to a new fiscal year of the whole of the Unappropriated Retained Earnings as of December, 2001 exceeding the required legal reserve.</u>

The approved distribution of Unappropriated Retained Earnings proposed by the Board of Directors in the Annual Report is the following:

	Pesos
Unappropriated Retained Earnings from previous fiscal years	366,854,331
Net Income	46,750,599
Unappropriated Retained earnings as of year end	413,604,930
To Statutory Reserve (5% of the results of the fiscal year)	(2,337,530)
Balance made available to the Shareholders Meeting	411,267,400
To the new Fiscal Year	411.267,400

6°) <u>Consideration of the performance of the board of Directors and the Surveillance Committee holding office during the thirteenth fiscal year.</u>

The performance of the Board of Directors and the Surveillance Committee holding office during the thirteenth fiscal year was approved.

7°) <u>Consideration of the fees of the Board of Directors and the Surveillance Committee holding office during the fiscal year ended on December 31, 2001.</u>

A global fee of Pesos 477,100 for the Board of Directors, and also a global fee of Pesos 75,000 for the Surveillance Committee were approved. The Board of Directors was authorized to make fee advances to directors holding office during the fourteenth fiscal year, up to a maximum amount of Pesos 1,000,000, empowering the Board of Directors to increase that maximum amount on a basis of a reasonable parameter, in case the Argentine economy experiences an inflationary process and ad-referendum of the relevant Shareholders Meeting.

8°) <u>Determination of the amount of regular and alternate directors to hold office during the fourteenth fiscal year.</u>

The number of regular and alternate directors to hold office during the fourteenth fiscal year was established in six (6) and six (6) respectively.

9°) <u>Appointment of regular and alternate directors.</u>

The following were appointed regular directors: Messrs. Juan Carlos Masjoan, Franco Bertone, Franco Livini, Christian Chauvin, Jean-Pierre Achouche, and Jorge Brea. The following were appointed alternate directors: Messrs. Eric Bouvier and Máximo Bomchil (as alternates, indistinctly, of Messrs. Chauvin and Achouche); Messrs. Luca Minzolini, Antonio Porro, and Guillermo Brizuela (as alternates, indistinctly, of Messrs. Bertone and Livini), and Ms. Susana Mabel Malcorra (as alternate of Mr. Brea).

10°) Appointment of the regular and alternate members of the Surveillance Committee.

Messrs. Enrique Garrido, Néstor José Belgrano, and Gustavo Andrés de Jesús were appointed regular syndics, and Ms. María Rosa Villegas Arévalo, Mr. Juan Martín Arocena, and Mr. Javier Martín Petrantonio were appointed alternate syndics. The latter shall replace the relevant regular member on a personal basis, according to the appointment order thereof.

11°) Appointment of the External Auditors of the financial statements corresponding to the fourteenth fiscal year, and determination of their fees, as well as that corresponding to those holding office during the Fiscal Year ended December 31, 2001.

"Henry Martin, Lisdero y Asociados", a member of "Ernst & Young International" were appointed External Auditors of the Financial Statements of the fourteenth Fiscal Year, and their compensation was resolved to be established by the Shareholders Meeting considering such Financial Statements, empowering the Board of Directors to establish service modalities and make advances. As to the compensation to the External Auditors providing services during the Fiscal Year ended December 31, 2001, the same was established in the total amount of $ 650,000, VAT excluded.

All the resolutions of the Shareholders Meeting were taken by the majority of the present votes.

Mr. Alejandro Romano attended the Meeting on behalf of the Buenos Aires Stock Exchange.

Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: April 26; 2002

By: ______________________
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente